UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 26)*

E*TRADE Financial Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

269246104

(CUSIP Number)

John C. Nagel

Citadel Investment Group, L.L.C.

131 S. Dearborn Street, 32nd Floor

Chicago, Illinois 60603

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 269246104	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,513 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1 percent[1]
14	TYPE OF REPORTING PERSON PN, HC

1 See Item 5.

CUSIP No. 269246104	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,513 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1 percent[2]
14	TYPE OF REPORTING PERSON OO, HC

2 See Item 5.

CUSIP No. 269246104	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Kenneth Griffin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,513 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1 percent[3]
14	TYPE OF REPORTING PERSON IN, HC

3 See Item 5.

CUSIP No. 269246104	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Equity Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,513 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1 percent[4]
14	TYPE OF REPORTING PERSON CO

4 See Item 5.

CUSIP No. 269246104	Page 6 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Securities LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,513 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1 percent[5]
14	TYPE OF REPORTING PERSON OO, BD

5 See Item 5.

CUSIP No. 269246104	Page 7 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Derivatives Trading Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,513 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1 percent[6]
14	TYPE OF REPORTING PERSON CO

6 See Item 5.

CUSIP No. 269246104	Page 8 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,513 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1 percent[7]
14	TYPE OF REPORTING PERSON OO, HC, IA

7 See Item 5.

CUSIP No. 269246104	Page 9 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Holdings I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,513 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1 percent[9]
14	TYPE OF REPORTING PERSON PN, HC

9 See Item 5.

CUSIP No. 269246104	Page 10 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Advisors Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,513 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1 percent[10]
14	TYPE OF REPORTING PERSON PN, HC

10 See Item 5.

CUSIP No. 269246104	Page 11 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Investment Group II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,513 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1 percent[11]
14	TYPE OF REPORTING PERSON OO, HC

11 See Item 5.

CUSIP No. 269246104	Page 12 of 16 Pages

ITEM 1. SECURITY AND ISSUER

This Amendment No. 26 amends the Schedule 13D filed on December 17, 2007 (the “Original Filing”) by Citadel Limited Partnership (“CLP”), Citadel LLC (f/k/a Citadel Investment Group, L.L.C. (“CIG” or “CLLC”)), Kenneth Griffin (“Griffin”), Citadel Equity Fund Ltd. (“CEF”), Citadel Securities LLC (f/k/a Citadel Derivatives Group LLC (“CDG” or “Citadel Securities”)), Citadel Derivatives Trading Ltd. (“CDT”), Wingate Capital Ltd. (“Wingate”), and Citadel AC Investments Ltd. (“CAC”) relating to the Common Stock, $0.01 par value, of E*TRADE Financial Corporation, as amended by Amendment No. 1 to Schedule 13D filed on January 18, 2008 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed on February 27, 2008 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed on March 10, 2008 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D filed on April 1, 2008 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D filed on April 4, 2008 (“Amendment No. 5”), Amendment No. 6 to Schedule 13D filed on May 6, 2008 (“Amendment No. 6”), Amendment No. 7 to Schedule 13D filed on May 14, 2008 (“Amendment No. 7”), Amendment No. 8 to Schedule 13D filed on May 27, 2008 (“Amendment No. 8”), Amendment No. 9 to Schedule 13D filed on June 10, 2009 (“Amendment No. 9”), Amendment No. 10 to Schedule 13D filed on June 22, 2009 (“Amendment No. 10”), Amendment No. 11 to Schedule 13D filed on August 13, 2009 (“Amendment No. 11”), Amendment No. 12 to Schedule 13D filed on August 21, 2009 (“Amendment No. 12”), Amendment No. 13 to Schedule 13D filed on August 31, 2009 (“Amendment No. 13”), Amendment No. 14 to Schedule 13D filed on September 17, 2009 (“Amendment No. 14”), Amendment No. 15 to Schedule 13D filed on September 24, 2009 (“Amendment No. 15”), Amendment No. 16 to Schedule 13D filed on September 30, 2009 (“Amendment No. 16”), Amendment No. 17 to Schedule 13D filed on October 2, 2009 (“Amendment No. 17”), Amendment No. 18 to Schedule 13D filed on October 7, 2009 (“Amendment No. 18”), Amendment No. 19 to Schedule 13D filed on October 13, 2009 (“Amendment No. 19”), Amendment No. 20 to Schedule 13D filed on April 30, 2010 (“Amendment No. 20”), Amendment No. 21 to Schedule 13D filed on February 28, 2011 (“Amendment No. 21”), Amendment No. 22 to Schedule 13D filed on April 27, 2011 (“Amendment No. 22”), Amendment No. 23 to Schedule 13D filed on July 20, 2011 (“Amendment No. 23”), Amendment No. 24 to Schedule 13D filed on July 25, 2011 (“Amendment No. 24”) and Amendment No. 25 to Schedule 13D filed on August 8, 2013 (“Amendment No. 25” and, together with the Original Filing, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21, Amendment No. 22, Amendment No. 23 and Amendment No. 24, the “Prior Filing”) by CLP, CIG, Griffin, CEF, CDG, CDT, CAC, Citadel Advisors LLC (“Citadel Advisors”), Citadel Holdings I LP (“CH-I”), Citadel Holdings II LP (“CH-II”), and Citadel Investment Group II, L.L.C. (“CIG-II”). Capitalized terms not defined herein shall have the meaning given to them in the Prior Filing. This Amendment No. 26 constitutes an “exit” filing with respect to the Reporting Persons.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Prior Filing is amended by deleting the first paragraph thereof in its entirety and replacing it with the following paragraph:

The persons filing this Amendment No. 26 are CLP, CLLC, Griffin, CEF, Citadel Securities, CDT, Citadel Advisors, CH-I, Citadel Advisors Holdings LP, a Delaware limited partnership (“CAH”) and CIG-II. For purposes of this Amendment No. 26, CLP, CLLC, Griffin, CEF, Citadel Securities, CDT, Citadel Advisors, CH-I, CAH and CIG-II constitute the “Reporting Persons”.12

Item 2 of the Prior Filing is further amended by adding the following at the end of the text in footnote 12: “As of January 1, 2013, CAH replaced CH-II as the managing member of Citadel Advisors; CIG-II is the general partner of CAH.”

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Prior Filing is amended by inserting the following paragraph after the twentieth paragraph in such item:

On March 13, 2013, CEF agreed to sell all of its 27,394,448 shares of Common Stock to the March 2013 Underwriter pursuant to the March 2013 Underwriting Agreement described below in Item 6. Citadel Securities continues to hold a total of 26,729 shares of Common Stock and CDT continues to hold 4,784 shares of Common Stock.

CUSIP No. 269246104	Page 13 of 16 Pages

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Prior Filing is amended by deleting the last paragraph thereof in its entirety and replacing it with the following paragraph:

CEF entered into the March 2013 Offering described in Item 6 below in the course of managing its overall portfolio of equity holdings. The Reporting Persons have no present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Prior Filing is amended and restated in its entirety as follows:

(a)	Number of shares: 31,513 shares

Percentage of shares: less than 0.1%[15]

(b)	Sole power to vote or direct the vote: 0 shares

Shared power to vote or direct the vote: 31,513 shares

Sole power to dispose or to direct the disposition: 0 shares

Shared power to dispose or direct the disposition: 31,513 shares

(c)	Other than the sale of 27,394,448 shares of Common Stock described in this Amendment No. 26, there have been no transactions effected by the Reporting Persons in the shares of Common Stock of the Issuer during the preceding 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 5 of the Prior Filing is further amended by restating the text of footnote 15 as follows: “The percentages reported in this Amendment No. 26 are based upon 286,626,031 shares of Common Stock outstanding as of February 22, 2013 (as reported in the Form 10-K filed by the Issuer on February 26, 2013).”

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Prior Filing is amended by inserting the following paragraphs immediately before the penultimate paragraph in such item:

On March 13, 2013, CEF entered into an underwriting agreement (the “March 2013 Underwriting Agreement”) with Citigroup Global Markets, Inc. (the “March 2013 Underwriter”), pursuant to which CEF agreed to sell and the March 2013 Underwriter agreed to buy, 27,394,448 shares of Common Stock for $11.28 per share. The March 2013 Underwriting Agreement contains customary representations, warranties and covenants by the parties thereto. The March 2013 Underwriting Agreement is attached as Exhibit 99.50 hereto and incorporated by reference herein. The transactions contemplated by the March 2013 Underwriting Agreement are referred to herein as the “March 2013 Offering.”

CUSIP No. 269246104	Page 14 of 16 Pages

In addition, Citadel Securities, CDT and Griffin each have entered (or will enter) into a customary lock-up agreement with the representatives of the March 2013 Underwriter (the “March 2013 Lock Up Agreement”). Under the March 2013 Lock Up Agreement, with limited exceptions, Citadel Securities, CDT and Griffin have agreed, for the period ending on the 60th day after the date of the prospectus relating to the March 2013 Offering not to: (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, (a) any shares of Common Stock owned on March 13, 2013, (b) any securities beneficially owned prior to March 13, 2013 convertible into or exchangeable for Common Stock or (c) any shares of Common Stock received in connection with the exercise, conversion or exchange of any securities beneficially owned prior to March 13, 2013 (including, in each case, without limitation, Common Stock which may be deemed to be beneficially owned in accordance with the rules and regulations of the SEC), (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of such Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock without the prior written consent of the March 2013 Underwriter. A copy of the March 2013 Lock Up Agreement is attached as Exhibit 99.51.

Item 6 of the Prior Filing is further amended by inserting “, the March 2013 Underwriting Agreement, the March 2013 Lock Up Agreement” immediately prior to the phrase “and the other documents and agreements” in the penultimate paragraph of Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as appendices and exhibits (or incorporated by reference herein):

Exhibit 99.50	Underwriting Agreement, dated March 13, 2013, by and among CEF, the March 2013 Underwriter and the Issuer
Exhibit 99.51	Lock Up Agreement, dated March 13, 2013

CUSIP No. 269246104	Page 15 of 16 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 15th day of March, 2013

CITADEL LIMITED PARTNERSHIP		CITADEL LLC

By:	Citadel LLC,	By:	/s/ Mark Polemeni
	its General Partner		Mark Polemeni, Authorized Signatory

By:	/s/ Mark Polemeni
Mark Polemeni, Authorized Signatory

CITADEL EQUITY FUND LTD.		CITADEL DERIVATIVES TRADING LTD.

By:	Citadel Advisors LLC,	By:	Citadel Advisors LLC,
	its Portfolio Manager		its Portfolio Manager

By:	Citadel Advisors Holdings LP, its Managing Member	By:	Citadel Advisors Holdings LP, its Managing Member

By:	Citadel Investment Group II, L.L.C.,	By:	Citadel Investment Group II, L.L.C.,
	its General Partner		its General Partner

By:	/s/ Mark Polemeni	By:	/s/ Mark Polemeni
	Mark Polemeni, Authorized Signatory		Mark Polemeni, Authorized Signatory

KENNETH GRIFFIN		CITADEL SECURITIES LLC

By:	/s/ Mark Polemeni	By:	Citadel Advisors LLC,
	Mark Polemeni, attorney-in-fact*		its Managing Member

		By:	Citadel Holdings I LP, its Managing Member

		By:	Citadel Investment Group II, L.L.C.,
its General Partner

		By:	/s/ Mark Polemeni
Mark Polemeni, Authorized Signatory

* Mark Polemeni is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on January 18, 2013, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing by Citadel Advisors LLC on Schedule 13G for TiVo Inc.

CUSIP No. 269246104	Page 16 of 16 Pages

CITADEL ADVISORS LLC		CITADEL HOLDINGS I LP

By:	Citadel Advisors Holdings LP,	By:	Citadel Investment Group II, L.L.C.,
	its Managing Member		its General Partner

By:	/s/ Mark Polemeni	By:	/s/ Mark Polemeni
	Mark Polemeni, Authorized Signatory		Mark Polemeni, Authorized Signatory

CITADEL ADVISORS HOLDINGS LP		CITADEL INVESTMENT GROUP II, L.L.C.

By:	Citadel Investment Group II, L.L.C.,	By:	/s/ Mark Polemeni
	its General Partner		Mark Polemeni, Authorized Signatory

By:	/s/ Mark Polemeni
Mark Polemeni, Authorized Signatory